Management’s Discussion and Analysis
For the Period Ended March 31, 2011

Introduction

This Management’s Discussion and Analysis should be read in conjunction with Silvermex Resources Inc.’s (“Silvermex” or “the Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and by IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 20 to the unaudited condensed interim consolidated financial statements. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, the related Management’s Discussion and Analysis and the Company’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F (available on EDGAR at www.sec.gov). All figures are in Canadian dollars unless otherwise noted. This Management Discussion and Analysis has been prepared as of June 13, 2011.

Highlights

In the first three months of 2011, the Company:

  shipped concentrate containing 93,063 ounces of silver and 1,182 ounces of gold from the La Guitarra Mine.

  generated gross revenue, net of refining costs, of $3.9 million from the sale of 90,746 ounces of silver and 1,043 ounces of gold.

  achieved positive adjusted net income of $86,000 and adjusted EBITDA of $545,000 (see Non- GAAP Measures)

  filed a registration statement on Form-40F with the United States Securities and Exchange Commission (“SEC”), pursuant to section 13 of the United States Securities Exchange Act of 1934.

Overview

The Company is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico. The Company has mining operations in Mexico and owns exploration properties in Canada and Mexico. The Company’s core assets in the Temascaltepec Mining District of Mexico, aside from the producing La Guitarra silver-gold mine and mining concessions, include over 39,000 hectares in one of Mexico’s oldest and most prolific silver districts. La Guitarra mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day.

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In January 2010, the Company released results of an updated resource and reserve audit for its La Guitarra Mine and Temascaltepec Mining District. The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling, both on surface and from underground, and ore body modelling. The existing La Guitarra NI 43-101 resource estimates and resulting reports were prepared by previous management and external third party sources. The Company has an extensive review process underway to compile and analyze all past exploration results and available data into a comprehensive new resource model. This will assist the Company to gain a better understanding of the existing reserves and resources.

On November 16, 2010, Silvermex completed the acquisition of all of the issued and outstanding common shares of Silver One (“Silver One Shares”) by way of an arrangement (the “Arrangement”) under the Business Corporations Act.

The Arrangement and related transactions were approved by the shareholders of Silvermex and Silver One at special meetings of the respective shareholders held on November 9, 2010. Concurrent with the closing of the Acquisition, Silvermex changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”. On November 16, 2010, the Silver One Shares ceased trading on the TSXV and the common shares in the capital of Silvermex (the “Common Shares”) commenced trading on the TSX under the new symbol “SLX”.

Pursuant to the Arrangement, Silver One became a wholly-owned subsidiary of Silvermex, with all of the shareholders of Silver One becoming shareholders of Silvermex. The business and operations of Silver One have been combined with those of Silvermex and are managed concurrently.

A Form 51-102F4 “Business Acquisition Report” in respect of the Acquisition, and copies of the arrangement agreement, have been filed under the Company’s profile on the SEDAR website located at www.sedar.com. Historical information on Silver One can also be found under its profile on the SEDAR website.

In order to facilitate a one-for-one exchange ratio between Silvermex’s Common Shares and Silver One Shares, immediately before the completion of the Arrangement, Silvermex subdivided the Common Shares on a 1.1 -for-one basis (the “Subdivision”).

Pursuant to the terms of the Arrangement, Silvermex acquired Silver One by way of a share exchange conducted on the basis of one post-Subdivision Common Share for each Silver One Share.

In total, on the effective date of the Arrangement, which was November 16, 2010, 89,315,406 post-Subdivision Common Shares were issued to shareholders of Silver One. In addition, all outstanding options and warrants to acquire Silver One Shares (“Silver One Options”) were exchanged for options and warrants to acquire the equivalent number of common shares of the Company for the same aggregate consideration.

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Outlook

During 2011 the Company plans significant levels of underground drilling and mine development with the goal of having sufficient reserves and working areas developed to support operating the La Guitarra mill at capacity prior to year’s end. Capital budgets totalling over $7.0 million have been prepared and approved to expand underground infrastructure, refurbish and upgrade equipment, expand tailings capacity, health and safety improvements and environmental initiatives. Management believes these initiatives and a renewed dedication and focus by mine management, employees and contractors will allow it to achieve its targets for the year.

The Company’s long term goal remains focused on expanding production from the La Guitarra land position and it will continue to evaluate expansion opportunities to take advantage of the potential of the Temascaltepec district. This will require a well-managed and successful surface exploration and drilling program, the compilation of existing exploration data, improved mining practices, increased underground development and additional capital projects.

Operating Performance

Mine Operations

The following table summarizes metal production at La Guitarra mine for the period:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010 (1)		2010
Tonnes ore milled		16,359		--		39,896
Tonnes ore milled per day (2)		182		--		157
Silver equivalent grade (g/t)		298		--		189

Silver grade (g/t)		191		--		131
Gold grade (g/t)		2.5		--		1.13
Silver recovery (%)		92.7%		--		88.9
Gold recovery (%)		88.8%		--		82.3
eAg produced (ounces)		143,128		--		210,594
Silver produced (ounces)		93,063		--		149,850
Gold produced (ounces)		1,182		--		1,192
eAg sales (ounces)		134,990		--		160,289
Silver sales (ounces)		90,746		--		112,690
Gold sales (ounces)		1,043		--		934

Average realized silver price	US$	32.95	US$	--	US$	26.52
Average realized gold price	US$	1,397.97	US$	--	US$	1,351.54
Gold$/Silver$ equivalency factor		42.42		--		50.96

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(1) The La Guitarra Mine recommenced operations in April 2010 after a 17 month closure. In late October 2008, a group, which included former employees of the Company’s subsidiary, Servicios para la Industria Minera, S.A. de C.V. (“SIMSA”), closed the La Guitarra operations by blocking mine access. The Company had no production during the three months ended March 31, 2010.
(2) Tonnes milled per day in 2010 based on 163 days with the commencement of milling on April 21, 2010.

Exploration and Mine Development

La Guitarra Mine Development

The Company’s primary objective continues to be to delineate and develop additional reserves and resources in order to operate the mill at its designed capacity by the fourth quarter of 2011.

The San Rafael underground workings, directly contiguous to the La Guitarra zone, have recently been de-watered. Following the rehabilitation and development of this zone, this area will provide the primary feed for the mill.

Approximately 3,900 metres of new underground development totalling $2.4 million in expenditures are planned for 2011. This planned new underground development includes approximately 3,300 metres of new ramps, drifts, crosscuts and raises and approximately 600 metres of drifting to develop new diamond drill platforms. Planned development will open additional areas and levels for mining to provide a more a consistent number of available workplaces at any one time to meet production targets.

La Guitarra Exploration

The Company has adopted a systematic approach to exploring the Temascaltapec Mining District. This approach involves numerous exploration techniques such as surface mapping, geochemical analysis and the identification of potential mineralized targets through underground and surface sampling followed by drill testing these targets.

The Company had previously completed over 85,000 metres of core and reverse circulation drilling on the property since August 2006. This drilling focused on developing open pit and underground reserves and resources near the existing La Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with significant mineralization identified in each of these areas. The Company estimates that less than 10% of the identified vein system has been drill tested to date.

Drilling targets have been identified and some have been advanced significantly. Areas such as Mina de Agua, Coloso and Nuevo Discubrimiento have already been drilled from surface and/or sampled underground with very positive results. Others, like Rincon and Maravillas have seen historic production with very high grades but little or no exploration using modern techniques.

The Company is compiling all of this prior information into a new geologic resource model. This new model will, in combination with information from a comprehensive program of surface mapping and sampling, be used to assist in identifying and prioritizing our diamond drill targets at La Guitarra and within the district. For 2011, approximately 7,500 metres of surface drilling and 7,500 metres of underground drilling is planned. Management is confident that this exploration program will assist in the development of near-term ore supply and identify potential new areas for developing resources and eventual mining.

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San Marcial Property

During 2010, the Company drilled 3,706 metres in 22 holes on the San Marcial Property. The information obtained from drilling during 2010 is being incorporated in an updated mineral resource and block model which the Company expects to complete during 2011.

Upon completion of the resource estimate and block model, the Company will internally evaluate whether to prepare a preliminary mine plan and scoping study to determine the economic viability of the San Marcial Property.

Rosario Property

The Company is evaluating the strategic synergy provided by the existing infrastructure at the Rosario Property and its proximity to the San Marcial project. The Rosario Property contains a camp, mill site, tailings facility, water rights and electrical contract and infrastructure that could allow the San Marcial project to commence production in a shorter time frame and at a lower capital cost should a positive production decision be made. In addition, the Company is also encouraged by the exploration potential identified by Grupo México and Aurcana Corporation on this project. The Company is looking at exploration opportunities to expand the historic resource, reviewing existing production records and evaluating the production potential of these properties.

Results of Operations

The Company incurred a net loss of $897,000 for the three month period ended March 31, 2011 compared with net loss of $1.4 million for the same period in 2010. During the first quarter of 2011, the Company achieved a gross profit of $1.7 million, on sales of gold and silver of $3.9 million. There were no sales for the comparative period as the La Guitarra mine was not operating due to mine access issues.

Administration expenses of $1.2 million relate to all costs associated with the Company’s head office, listing expenses and other general corporate expenses which were higher than the previous year due to the increased staffing requirements from the business combination and increased professional fees. Mine overhead costs incurred in 2010 of $770,000 relate to all expenses of La Guitarra prior to the recommencement of mining operations in April 2010. Included in Mine overhead costs for 2010 were increased labour and other costs which were incurred prior to the restart of operations.

Total assets were $74.2 million at March 31, 2011, a decrease of $83,000 compared with December 31, 2010. This decrease is mainly attributable to the repayment of the related party receivable in March of 2011.

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Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

($‘000)	2011		2010				2009
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31(1)	Sep 30(1)	Jun 30(1)
Revenue	3,887	3,951	313	247	Nil	382	Nil	Nil
Operating profit (loss)	(731)	(42,941)	(1,519)	(1,685)	(1,537)	339	Nil	Nil
Net income (loss)	(897)	(41,468)	(343)	(1,556)	(1,448)	(14,617)	(1,488)	204
Earnings (loss) per share(2)	(0.00)	(0.37)	(0.00)	(0.02)	(0.02)	(0.20)	(0.02)	0.00

(1) The financial results for the periods prior to December 31, 2009 have not been restated in accordance with IFRS.
(2) Basic and fully diluted

Revenue for the three month ended March 31, 2011 were fairly consisted with the three months ended December 31, 2010, however this was achieved on fewer ounces sold but with an improved average ore grade in the period and significantly higher realized metal prices. Revenues for the quarter ended June 2010 reflect the lower grade ores being milled, limited mine production, and less than a full quarter of production. During the quarter ended September 30, 2010, production increased at La Guitarra and the average ore grades increased, but the Company elected to stockpile mineral concentrate and limit mineral concentrate shipments during the quarter while it explored mineral concentrate processing options. During the quarter ended December 31, 2010, the stockpiled mineral concentrates from the third quarter as well as the majority of production from the fourth quarter was shipped and recovered metal sold. Additionally the prices for silver and gold were significantly higher during the quarter ended December 31, 2010 than during the previous quarters.

The significantly larger loss in the fourth quarter of 2010 was primarily due to the impairment of goodwill $37.5 million. The goodwill arose from the business combination between the Company and Silver One (see Overview) which arose primarily due to the change in fair value of the share consideration issued to the former shareholders’ of Silver One. During the period between the date of the announcement of the transaction and the acquisition date, the Company’s share price increased significantly, causing an increase in the value of the overall purchase consideration. The Company attributed a portion of the goodwill to the potential of the land and mineral rights acquired to provide reserves and resources over and above the value attributed to the mineral property interests. As required under IFRS, the Company tested the goodwill for impairment at December 31, 2010 and determined that it could not support the carrying value and as a result, wrote off goodwill.

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Liquidity and Capital Resources

Working Capital

At March 31, 2011, the Company had cash on hand of $15.0 million and short term investments of $6.2 million, current assets of $30.1 million and working capital of $25.7 million. The Company believes that the current cash on hand and short term investments are sufficient to meet its cash requirements for the consolidated entity for the next 12 months.

Operating, Financing and Investing Activities

For the three months ended March 31, 2011, cash used was $2.2 million compared with cash generated of $3.4 million for the three months ended March 31, 2010. In the first quarter of 2011, the Company was posted a $3.5 million tax bond in Mexico (see Contractual Obligations, Commitments and Contingencies) which was accounted for as restricted cash and included as a use of cash from operations.

Operating activities used cash of $3.3 million for the three months ended March 31, 2011, compared with cash used of $835,000 in 2010. Excluding the tax bond mentioned above, cash generated from operation is $250,000, essentially cash neutral.

Financing activities generated cash of $653,000 for the three months ended March 31, 2011 compared with cash generated of $4.3 million for the same period in 2010. Financing activities for the three months ended March 31, 2011 consisted of the exercise of 177,000 stock options and 2,320,336 warrants. In 2010, financing activities were as follows:

  The Company completed a private placement of 24.2 million units at a price of $0.62 per unit for gross proceeds of $15.0 million (net proceeds of $14.0 million after agent’s commission). Each unit consists of one common share and a one-half warrant to purchase a further common share for $0.90 for a period of three years. Fees of $1.0 million were paid and 1.6 million broker’s warrants in the brokered portion of the private placement, and 57,893 warrants in the non-brokered portion of the private placement were issued. The agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

  The Company completed a private placement of 14.6 million units at a price of $0.33 per unit for gross proceeds of $4.8 million (net proceeds of $4.3 million after agent’s commission and expenses.) As part of this placement the Company issued 10.0 million units consisting of one common share and a one-half transferable warrant to purchase a further common share for $0.41 for a period of two years, and 4.6 million units consisting of one common share and a one-quarter transferable warrant to purchase a further common share for $0.41 for a period of two years. The agent was paid $382,000 and 440,000 broker’s warrants exercisable to purchase a further share at $0.41 for a period of two years.

  The Company received $2.0 million in payments plus interest from Andover Ventures Inc. (“Andover”) and amended the existing agreement from 2008 by which the Company had agreed to sell to Andover, 6.5 million convertible common stock and 13.0 million common stock of Chief Consolidated Mining Company.

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At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work, the Company may be required to look for alternate sources of financing. In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Contractual Obligations, Commitments and Contingencies

Lease Commitment

During the three months ended March 31, 2011, the Company signed a three year lease agreement with minimum monthly lease payments of $13,730, for a head office in Vancouver, BC. The total minimum lease payments required under the lease agreement are $480,550 over three years.

Royalty Obligations

La Guitarra & Temascaltepec District

Las Torres Royalty. This net smelter returns royalty applies to production from 23 concessions totalling 354.1 hectares containing the current areas of production at La Guitarra and is the only production royalty currently payable. The royalty is based on the price of gold. If gold is US$300 or less, then the royalty is 2%. If the price of gold is between US$300 and US$350 the royalty is 3%, and if the price of gold is US$350 or more, the royalty is 3.5% . The current NSR royalty rate is 3.5% of La Guitarra production. This royalty was purchased by the Company in February of 2008 and all amounts payable by La Guitarra under this royalty are payable to the Company.

Mario Héctor Gottfried Joy Royalty. This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. To date, over US$210,000 has been advanced to Mr. Gottfried Joy. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

Luismin Royalty. La Guitarra must pay to Luismin, S.A. de C.V. (“Luismin”) a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by the Company from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold.

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All of mine production will be converted to equivalent ounces of gold. The amount of Las Torres Royalty and the Mario Héctor Gottfried Joy Royalty payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by the Company to Luismin.

No royalties are payable on production from concessions outside the 7,257 hectare block that the Company purchased from Luismin as part of the purchase of La Guitarra.

Other Properties

San Marcial Property – 1% net smelter royalty capped at $13.8 million less the $6.0 million payment and the value of the 1.0 million shares due to be issued to Silver Standard in February 2011 (unissued). The Company is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% net smelter return on the property, and the Company is also obligated to pay US$100,000 to International American Resources Inc. as a production payment.

Rosario Property - When Aurcana Corporation (“Aurcana”) purchased the Rosario property from Industrial Minera Mexico, S.A. de C.V. the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production within 18 months from the date of signing the agreement (i.e., August 2, 2007). If no commercial production is undertaken by such date due to a cause attributable to Aurcana, a 25% advance royalty payment is to be paid on an annual basis based on estimates of production. As Aurcana did not commence production by August 2, 2007, the Company has accrued an amount of $147,000 based on the limited information available to it.

Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3.2 million. The reassessment is attributable to (a) Value Added Tax (“VAT”) refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues that the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit and that it will ultimately be successful in having it reversed, the Company has posted a bond with SAT for MXN$44.1 million ($3.6 million), the full amount of the tax reassessment. The Company has not recorded the impact of this reassessment. The bond has been classified as restricted cash with MXN$5.2 million ($425,000) refunded subsequent to March 31, 2011 to match the approximate amount of the reassessment.

Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work done under contract. On June 3, 2011, the Supreme Court of Guanajuoto ruled that the Company's must pay US$81,000 ($79,000) plus interest at a rate of 5% calculated monthly. The Company has recorded US$81,000 as a liability but believes that the interest portion of the claim (approximately US$120,000) is without merit and is considering its options to recover any interest amounts ultimately paid.

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Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. An accurate amount of the potential liability cannot be determined but based on the information available; the Company has recorded a liability in the amount of $220,000 (MXN 2.7 million).

Value Added Tax Receivable

The Company has certain VAT receivables in Mexico amounting to $2.5 million (December 31, 2010 –$2.9 million; January 1, 2010 - $2.7 million). During 2008, the Company received four assessments from the SAT advising VAT refunds totalling MXN$18.3 million ($1.5 million) were rejected. The Company appealed the decisions and received MXN$1.7 million ($136,000) plus interest in refunds (2010), had MXN$16.0 million ($1.3 million) rejected on final appeal (2011) and is awaiting final judgement on MXN$673,000 ($55,000). The balance of the VAT receivable consists of VAT refund applications which have been rejected, but not yet appealed and refunds in process or pending. Due to the uncertainty of the timing and the collectability, the Company recorded an allowance for the full amount of the receivable as of March 31, 2011. During 2011, the Company recorded a net increase to the allowance of $nil (December 31, 2010 - $526,000).

Non-GAAP Measures

Adjusted Loss

The Company has prepared a calculation of adjusted loss for the period in order to better reflect underlying business performance by removing certain non-cash adjustments from its IFRS calculation of loss as it believes this may be a useful indicator to investors. Adjusted loss may not be comparable to other similarly titled measures of other companies.

($000’s, except per share amounts)	Three months ended March 31,
	2011	2010
Net loss for the period	(897)	(1,448)
Adjustments
Stock based compensation	983	155
Adjusted net income (loss) for the period	86	(1,293)
per share	0.00	(0.01)

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EBITDA and Adjusted EBITDA

EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share (“EBITDA Metrics”) are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense and amortization and accretion. Adjusted EBITDA and adjusted EBITDA per share better reflects the underlying business performance of the Company by removing certain non-cash adjustments from its calculation of EBITDA and EBITDA per share. The Company believes that the EBITDA Metrics trends are valuable indicators of whether its operations are generating sufficient operating cash flow to fund working capital needs and to fund capital expenditures. The Company uses the results depicted by the EBITDA Metrics for these purposes, an approach utilized by the majority of public companies in the construction materials sector. The EBITDA Metrics are intended to provide additional information, do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

($000’s except per share amounts)	Three months ended March 31,
	2011	2010
Net loss for the period	(897)	(1,448)
Income tax expense	23	167
Amortization, depletion and accretion	436	191
EBITDA	(438)	(1,090)
per share	(0.00)	(0.01)

Adjustments
Stock based compensation	983	155
Adjusted EBITDA	545	(935)
per share	(0.00)	(0.01)

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

During the year ended December 31, 2010, the Company provided a loan to a director of the Company for $93,000, bearing interest at 5.0% per annum, due on demand, with the principal and interest due on or before March 10, 2011. The loan was repaid during the quarter ended March 31, 2011.

During the year ended December 31, 2010, the Company completed a private placement at a price of $0.33 per unit of which a director subscribed for 5,665,319 common shares and 550,000 warrants.

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The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Critical Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards (IFRS), management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

As these are the Company’s first financial statements using IFRS, readers should refer to Note 3 of the condensed consolidated interim financial statements for the first quarter ending March 31, 2011, for our critical accounting policies and estimates.

Accounting standards issued and effective January 1, 2013

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is does not anticipate this amendment to have a significant impact on its consolidated financial statements.

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IFRS 12 Disclosure of Interest in Other Entities sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. As such, the Company is reporting its first interim consolidated financial statements in accordance with IAS 34, Interim Financial Reporting, for the three months ended March 31, 2011, with comparative figures for the corresponding period for 2010. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

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The Company identified three phases to the conversion process: scoping and diagnostics, analysis and development, and implementation and review. All three phases have now been completed.

Note 21 of the consolidated interim financial statements for the quarter ended March 31, 2011 provide further details on the Company’s key Canadian GAAP to IFRS differences, the IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices and our accounting policy decisions.

Transitional Financial Impact

The below summarized financial statements provide an overview of the impact on our statement of financial position and statement of loss upon transition from Canadian GAAP to IFRS.

Summarized Statements of Financial Position

							As at January 1, 2010
($‘000)	December 31, 2010			March 31, 2010			(Date of transition)
		Effects of			Effects of			Effects of
	Cdn	Transition		Cdn	Transition		Cdn	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
Total assets	94,306	(20,025)	74,281	40,077	(19,709)	20,368	37,055	(19,275)	17,780

Total liabilities	18,084	(3,233)	14,851	11,186	(3,566)	7,619	11,104	(3,350)	7,754
Total equity	76,222	(16,792)	59,430	28,891	(16,143)	12,748	25,951	(15,926)	10,026
Total liabilities and equity	94,306	(20,025)	74,281	40,077	(19,709)	20,368	37,055	(19,275)	17,780

Summarized Statements of Loss and Comprehensive Loss

($’000)	Year ended December 31, 2010			Three months ended March 31, 2010
		Effect of			Effect of
	Canadian	Transition to		Canadian	Transition
	GAAP	IFRS	IFRS	GAAP	to IFRS	IFRS
Gross margin	839	212	1,051	-	-	-
Operating loss	(43,191)	249	(42,941)	(1,456)	(81)	(1,537)
Net loss	(41,468)	(189)	(41,657)	(1,482)	33	(1,448)
Comprehensive loss	(41,468)	(620)	(42,088)	(1,482)	(218)	(1,700)

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Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Company assessed the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures. The extent of the impact on these controls was immaterial. The Company applied its existing control framework to the IFRS changeover process. All accounting policy changes and financial statement impacts were reviewed by senior management and the Audit Committee of the Board of Directors.

Capital Stock

The Company has an unlimited number of common shares authorized, with 233,800,593 outstanding on March 31, 2011 and 234,361,149 as of the date of this MD&A.

On March 31, 2011, options to purchase 15,016,500 common shares and warrants to purchase 51,341,057 common shares were outstanding. As of the date of this MD&A, options to purchase 14,448,300 common shares and warrants to purchase 51,285,501 common shares were outstanding.

Qualified Person

Pursuant to National Instrument 43-101, Robert Fraser, M.Sc. P.Geo is the Qualified Person responsible for the technical disclosure in this MD&A.

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Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management’s expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of mines, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as “may”, “will”, “should”, “plans”, “expects”, “intends”, “anticipates”, “believes”, “budget”, and “scheduled” or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) in respect of its financial year-ended December 31, 2010, which is filed with Canadian regulators on SEDAR (www.sedar.com) and the SEC on EDGAR (www.sec.gov). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mineral properties. These risk factors could materially affect the Company‘s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. For complete information regarding the Company’s operations risks, please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2010, which is available at www.sedar.com and the Company’s Form 40-F which available at www.sec.gov. Certain, but not all, of these risk factors are outlined below.

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Due to the Company‘s material properties being located in Mexico, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties which may cause disruption to mineral exploration and mining activities. Further. Mexico‘s status as a developing country may make it more difficult for the Company to obtain required financing for its projects. The Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Company does not realize satisfactory prices for silver, gold and other metals that it will produce or achieve positive cash flow through operations, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements There can be no assurances that The Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows

In addition, the Company requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. Further, The Company is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of the Company.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company‘s financial position, results of operations and the Company‘s mining operations and project development plans.

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs.

The Mineral Reserve and Resource estimates previously reported under NI 43-101 are estimates and as such, there is uncertainty to the actual volume and grades until the reserves are actually mined and processed. Variability in these estimates could affect the level of production and capital and operating cost. While the Company has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially overstated, that could have a material and adverse effect on the Company’s business and results of operations. There are no assurances that current estimated reserves and resources will be commercially mined in the future or mined in the method set out in the NI 43-101 report. The Company has engaged independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. There is no guarantee the work performed by the Company, or the consultants, will prove correct and free of defects.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

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The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Environmental laws and regulations may affect the operations of the Company making operations in that country more expensive. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating may occur. It is not always possible to fully insure against such risks

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